Exhibit 99.1

ADHOC RELEASE

Fresenius Medical Care AG & Co. KGaA raises outlook for operating income in fiscal year 2023

Bad Homburg, November 1, 2023 | Fresenius Medical Care AG & Co. KGaA ("Fresenius Medical Care” or the "Company") has decided today, to raise the outlook for operating income in fiscal year 2023. The background to the decision are the positive effects of the turnaround measures and the accelerated improvements in operational performance in the first nine months of 2023, as well as the solid business outlook for the fourth quarter of 2023.

In the first nine months of the fiscal year 2023, the positive earnings development was mainly driven by successful implementation of turnaround measures, resulting in increased operational efficiencies, savings from the FME25 transformation program and a solid organic growth.

The Company previously expected for fiscal year 2023 operating income to remain flat or decline by up to a low-single digit percentage rate, compared to previous year.

Fresenius Medical Care now expects for fiscal year 2023 operating income to increase by a low single-digit percentage rate compared to previous year (2022 basis: € 1,540 million).

All other elements of the outlook for the fiscal year 2023, as published on August 2, 2023, remain unchanged.

The Company’s target to achieve an operating income margin of 10 to 14% by 2025 remains unchanged, too.

Note: Operating income, as referred to in the outlook, is on a constant currency basis and excluding special items. Special items will be provided as separate KPI (“Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.
For FY 2022, special items included costs related to the FME25 transformation program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement, and the net gain related to InterWell Health. Additionally, FY 2022 basis for Outlook 2023 and 2025 was adjusted for Provider Relief Funding by the U. S. government. For FY 2023, special items include costs related to the FME25 transformation program, the Humacyte investment remeasurement, the costs associated with the legal conversion and effects from legacy portfolio optimization.